FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: December 3, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

Central Sun Mining Inc. (formerly Glencairn Gold Corporation)

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following briefly describes the matters voted upon and the outcome of the votes at the special meeting of the shareholders of Central Sun Mining Inc. (formerly Glencairn Gold Corporation) (the “Corporation”) held on November 29, 2007 in Toronto, Ontario:

Item 1: Issuance of Private Placement Securities

The resolution authorizing the Corporation to issue the common shares and warrants upon the automatic exercise of the subscription receipts and upon the exercise of the compensation warrants was passed by a majority of the votes cast by ballot, excluding insiders of the Corporation who purchased subscription receipts. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes	Percentage of Votes Cast

Votes in Favour	55,548,546	85%
Votes Against	9,879,211	15%
Total Votes Cast	65,427,757	100%

Item 2: Amendment of Articles – Change of Name

The resolution authorizing the Corporation to amend its articles under the Canada Business Corporations Act to change its name to “Central Sun Mining Inc.” was passed by more than two-thirds of the votes cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes	Percentage of Votes Cast

Votes in Favour	113,972,128	92%
Votes Against	10,572,966	8%
Total Votes Cast	124,545,094	100%

Item 3: Amendment of Articles – Share Consolidation

The resolution authorizing the Corporation to amend its articles under the Canada Business Corporations Act to consolidate its shares on the basis of one new common share for seven existing common shares was passed by more than two-thirds of the votes cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes	Percentage of Votes Cast

Votes in Favour	110,411,316	89%
Votes Against	14,133,777	11%
Total Votes Cast	124,545,093	100%

Item 4: New Stock Option Plan

The resolution approving a new stock option plan of the Corporation was passed by a majority of the votes cast by ballot, excluding insiders of the Corporation who may participate in the new stock option plan. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes	Percentage of Votes Cast

Votes in Favour	81,525,696	76%
Votes Against	25,765,261	24%
Total Votes Cast	107,290,957	100%

Item 5: Amendments to the Share Bonus Plan

The resolution approving the amendments to the Corporation’s share bonus plan was passed by a majority of the votes cast by ballot, excluding insiders of the Corporation who may participate in the share bonus plan. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Votes	Percentage of Votes Cast

Votes in Favour	64,842,546	60%
Votes Against	42,448,411	40%
Total Votes Cast	107,290,957	100%